Exhibit (p)(2)(a)

FIRST PACIFIC CORPORATION
FIRST PACIFIC SECURITIES, INC.

CODE OF ETHICS

ATTACHMENT B
Effective July 27, 2000
Amended September 30, 2001


Participation or Interest in Client Transactions.

Personal securities transactions by an Access Person may be placed for the same security on the same trading day as a client transaction(s). The personal securities transaction and client transaction(s) must be submitted as a block trade so that all transactions receive the same price. An Access Person is required to get pre-approval from the President or Compliance Officer for all personal securities transactions. Additionally, an Access Person is required to give the Compliance Officer copies of broker confirms for all personal securities transactions and to provide quarterly reports of these transactions.

The Adviser may buy or sell securities for itself that it also recommends to clients. The President and the Compliance Officer monitor transactions. If any conflicts of interest arise, transactions for the Adviser will be terminated and trading procedures will be reviewed.


Trading by the Investment Company in relation to Individual
Client Accounts.

In order to avoid any possible conflicts of interest between the activities of the Adviser and individual clients and those of the Investment Company and its shareholders, the following are prohibited:

Principal transactions; buying securities for the Adviser from individual clients or selling securities the Adviser owns to individual clients.

Individual client accounts are permitted to purchase or sell individual issues of state of Hawaii municipal bonds and/or individual issues of U.S. territorial municipal bonds, however, these transactions must be processed through Charles Schwab & Co.